Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are building a cash rebate, advertising, payment solution, and software licensing business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. Through our subsidiaries in Malaysia, we connect retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants, provide advertising services to retail merchant customers (“advertisers”), provide payment solution services to merchants, and license customized software systems to our clients. Substantially all of our current operations are located in Malaysia.

Our cash rebate business is the foundation of the business ecosystem we are building. We have cooperated with retail merchants, which have registered on the GETBATS website and mobile app as merchants (“Merchants”), to offer cash rebates on their products or services, which have attracted retail shoppers to register on the GETBATS website and mobile app as members (“Members”) in order to earn cash rebates for shopping online and offline. As the number of Members grows and sales of the existing Merchants increase, more retail merchants are willing to cooperate with us. As of March 31, 2024 and September 30, 2023, the GETBATS website and mobile app had 2,524,635 and 2,523,802 Members, respectively, and 842 and 841 Merchants, respectively. During the six months ended March 31, 2024 and 2023, we facilitated 114,120 and 161,306 transactions through the GETBATS website and mobile app, respectively. We generate revenue by keeping an agreed-upon portion of the cash rebates offered by Merchants on the GETBATS website and mobile app.

Making use of the vast Member and Merchant data we have collected from the GETBATS website and mobile app, we help advertisers design, optimize, and distribute advertisements through online and digital channels. We primarily distribute advertisements through (i) our SEEBATS website and mobile app, on which viewers can watch movies and television series for free through OTT streaming, which is a means of providing television and film content over the Internet at the request and to suit the requirements of the individual consumer, (ii) our GETBATS website and mobile app to its Members, and (iii) social media, mainly consisting of accounts of influencers and bloggers. During the six months ended March 31, 2024 and 2023, we served one and 22 advertisers, respectively. We generate revenue through service fees charged to the advertisers.

To diversify our revenue sources and supplement our cash rebate and digital advertising service businesses, we started to provide payment solution services to merchants in May 2021 by referring them to VE Services Sdn Bhd, a Malaysian Internet payment gateway company and a related-party entity controlled by one of our beneficial shareholders (“VE Services”). Pursuant to an appointment letter dated October 1, 2020 with VE Services (the “Appointment Letter”), we serve as its independent merchant recruitment and onboarding agent and refer merchants to VE Services for payment processing. We referred 39 and 35 merchants to VE Services during the six months ended March 31, 2024 and 2023, respectively. We generate insignificant revenue through commissions from VE Services for our referrals and such revenue has been reported as revenue from a related party in our consolidated financial statements.

During the fiscal year ended September 30, 2023, we started our software licensing business. In March 2023 and May 2023, we entered into two software licensing agreements with two Malaysian companies, respectively. In August 2023, we entered into a software licensing agreement with a Hong Kong-based company. Pursuant to the software licensing agreements, we granted the licensees access to our data management system and agreed to help train their staff with respect to the use of the data management system. In July 2023, we entered into a third software licensing agreement with a Philippines-based company, pursuant to which we licensed our AI Rebates Calculation Engine System and agreed to provide technology support. We generate revenue through license fees and annual technical support and maintenance fees charged to the clients.

On June 26, 2023, we acquired 51% ownership of One Eighty Holdings Ltd, a Cayman Islands company, and its subsidiaries, to further expand our business of online and offline advertisement, including advertisement consultation, design, production, agency services, as well as marketing and promotional campaign services. We provide brand-building-related consulting services with fixed-priced terms, and our services include market research, advertisement idea conceptualization, brand positioning proposals, and final proposals and solutions. We provide production services for customers who already have conceptualized ideas for advertisement or other types of visual or audio content. Our production services range from photography, video recording, audio recording, script development, and equipment rental, to post-production editing. We also generate revenue from marketing and promotional campaign services. We assist merchants to plan, arrange, and execute seasonal on-the-ground sales and promotional campaigns, typically located in shopping malls. Our services include providing the sales campaign proposals, coordinating with shopping mall owners for venue rental, assisting merchant clients with rental equipment, advising merchant clients on site layout arrangements and decorations, and providing product display strategies. In addition to these services, we also perform media booking agency services to sell advertisement lots on behalf of media companies. We generate insignificant revenue from our media booking agency services.

On September 7, 2023, One Eighty Ltd incorporated Benefit Pointer Limited (“Benefit Pointer”) in the British Virgin Islands. Benefit Pointer does not have any operations as of this report date.

On September 7, 2023, Starbox International incorporated Irace Technology Limited (“Irace Technology”) in the British Virgin Islands. Irace Technology is engaged in software development, marketing, and licensing.

On October 26, 2023, we, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “ProSeeds Share Sales Agreement”) with the three then shareholders of ProSeeds Limited (collectively, the “ProSeeds Shareholders”), as the sellers, with respect to ProSeeds Limited, a company incorporated in Seychelles (“ProSeeds”). Pursuant to the Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of ProSeeds (the “ProSeeds Sale Shares”), representing 100% of the issued and paid-up share capital in ProSeeds, from the ProSeeds Shareholders for a consideration of US$12,000,000. In consideration for the sale of the ProSeeds Sale Shares, we agreed to issue to the ProSeeds Shareholders, an aggregate of 12,000,000 ordinary shares of the Company. The 12,000,000 ordinary shares were issued on November 13, 2023 with a fair value of $3,780,000 at the share price of $0.315 per share.

On January 26, 2024, we, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “Trade Router Share Sales Agreement”) with the four then shareholders of Trade Router Ltd. (collectively, the “Trade Router Shareholders”), as the sellers, with respect to Trade Router Ltd., a company incorporated in Seychelles (“Trade Router”). Pursuant to the Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of Trade Router (the “Trade Router Sale Shares”), representing 100% of the issued and paid-up share capital in Trade Router, from the Trade Router Shareholders for a consideration of US$2,000,000. In consideration for the sale of the Trade Router Sale Shares, we agreed to issue to the Trade Router Shareholders, an aggregate of 8,000,000 ordinary shares of the Company. The 8,000,000 ordinary shares were issued on February 19, 2024 with a fair value of $2,728,000 at the share price of $0.341 per share.

On March 7, 2024, we, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement (the “Carnegie Hill Share Sales Agreement”) with the four then shareholders of Carnegie Hill Limited (collectively, the “Carnegie Hill Shareholders”), as the sellers, with respect to Carnegie Hill Limited, a company incorporated in Seychelles (“Carnegie Hill”). Pursuant to the Share Sale Agreement, Irace Technology agreed to acquire 100,000 shares of Carnegie Hill, representing 100% of the issued and paid-up share capital in Carnegie Hill, from the Carnegie Hill Shareholders for a consideration of $5,400,000. In consideration for the sale of the Carnegie Hill Sale Shares, we agreed to issue to the Carnegie Hill Shareholders an aggregate of 18,000,000 ordinary shares of the Company. The 18,000,000 ordinary shares were issued on March 22, 2024 with a fair value of $5,166,000 at the share price of $0.287 per share.

On April 4, 2024, the Company, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement, with the four then shareholders of Rainbow Worldwide Co., Ltd (collectively, the “Rainbow Worldwide Shareholders”), as the sellers, with respect to Rainbow Worldwide Co., Ltd, a company incorporated in Samoa (“Rainbow Worldwide”). Irace Technology acquired 100,000 shares of Rainbow Worldwide, representing 100% of the issued and paid-up share capital in Rainbow Worldwide. In consideration, on April 19, 2024, the Company issued to the Rainbow Worldwide Shareholders, an aggregate of 18,000,000 ordinary shares (per share price of US$0.25) with a fair value of $3,420,000 at the share price of $0.19 per share.

On May 3, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bella Bambina Limited (“Bella Bambina”), as the seller, with respect to certain shopping rebate and loyalty software and related assets (the “Loyalty Engine Software”). Irace Technology acquired all of the rights, title, and interests in the Loyalty Engine Software. In consideration, on May 21, 2024, the Company issued to the four shareholders of Bella Bambina an aggregate of 21,500,000 ordinary shares (per share price of US$0.20) with a fair value of $4,192,500 at the share price of $0.195 per share.

On May 28, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Raetia Holdings Limited (“Raetia Holdings”), as the seller, with respect to certain virtual reality software and related assets (the “Virtual Reality Software”). Irace Technology acquired from Raetia Holdings all of the rights, title, and interests in the Virtual Reality Software. In consideration, on June 13, 2024, the Company issued to the four shareholders of Raetia Holdings an aggregate of 25,000,000 ordinary shares (per share price of US$0.20) with a fair value of $4,375,000 at the share price of $0.175 per share.

On June 14, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bardi Equity Limited (“Bardi Equity”), as the seller, with respect to certain virtual space rebates mall module software and related assets (the “Virtual Space Software”). Irace Technology agreed to acquire from Bardi Equity all of the rights, title and interests in the Virtual Space Software for consideration of an aggregate of 29,000,000 ordinary shares (per share price of US$0.20) of the Company with an aggregate value of US$5,800,000. The consideration shares will be issued to the four shareholders of Bardi Equity on a closing date as may be agreed upon among the Company, Irace Technology, and Bardi Equity, subject to the satisfaction certain obligations under the software purchase agreement.

At the 2024 annual general meeting of shareholders of the Company held on June 27, 2024, at 8:30 a.m., Eastern Time, the shareholders of the Company approved and adopted, among other resolutions, (1) as an ordinary resolution, to authorize, establish, and designate two new classes of ordinary shares of the Company, being Class A Ordinary Shares and Class B Ordinary Shares; and (2) as an ordinary resolution, to redesignate: (i) the 12,800,000 authorized and issued Ordinary Shares held by Nevis International B & T Sdn Bhd (the “Nevis Shares”) as Class B Ordinary Shares; (ii) 161,704,984 of the authorized and issued Ordinary Shares, not including the Nevis Shares, as Class A Ordinary Shares; and (iii) 708,495,016 of the authorized but unissued Ordinary Shares as Class A Ordinary Shares. Pursuant to the resolutions, (i) holders of Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights; (ii) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 100 votes per one Class B Ordinary Share; (iii) the Class A Ordinary Shares will not be convertible into shares of any other class; and (iv) the Class B Ordinary Shares will be convertible into Class A Ordinary Shares at any time after issuance at the option of the holder, and each one Class B Ordinary Share will be convertible into 10 Class A Ordinary Shares.

For the six months ended March 31, 2024, we had total revenue of $4,448,521. Revenue derived from 1) advertising services, 2) software licensing, 3) cash rebate, payment solution services and media booking, 4) production services, and 5) marketing and promotional campaign services accounted for approximately 23.68%, 46.74%, 6.29%, 14.67%, and 8.61% of our total revenue for the period, respectively.

For the six months ended March 31, 2023, we had total revenue of $3,976,190. Revenue derived from advertising services, software licensing, and cash rebate and payment solutions services accounted for approximately 55.85%, 43.77%, and 0.38% of our total revenue for the period, respectively.

A. Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2024 and 2023

The following table summarizes our results of operations for the six months ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended March 31,
	2024		2023		Increase (Decrease)
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Operating revenue
Advertising services	$1,053,614	23.68%	$2,220,794	55.85%	$(1,167,180)	(52.56)%
Cash rebate and payment solution services and media booking	279,816	6.29%	14,924	0.38%	264,892	1,774.94%
Software licensing	2,079,112	46.74%	1,740,472	43.77%	338,640	19.46%
Production services	652,745	14.67%	-	-%	652,745	100.00%
Marketing and promotional campaign service	383,234	8.61%	-	-%	383,234	100.00%
Total operating revenue	4,448,521	100.00%	3,976,190	100.00%	472,331	11.88%

Operating costs
Cost, selling, general and administrative expenses	17,364,488	390.34%	1,996,892	50.22%	15,367,596	769.58%
Total operating costs	17,364,488	390.34%	1,996,892	50.22%	15,367,596	769.58%

(Loss) Income from operations	(12,915,967)	(290.34)%	1,979,298	49.78%	(14,895,265)	(752.55)%

Other income
Other income, net	72,045	1.62%	12,920	0.32%	59,125	457.62%
Total other income, net	72,045	1.62%	12,920	0.32%	59,125	457.62%

(Loss) Income before income tax	(12,843,922)	(288.72)%	1,992,218	50.10%	(14,836,140)	(744.70)%

Provision for income tax expenses	810,723	18.22%	627,721	15.79%	183,002	29.15%

(Loss) Income before noncontrolling interest	(13,654,645)	(306.95)%	1,364,497	34.32%	(15,019,142)	(1,100.71)%
Loss attributable to noncontrolling interest	(250,908)	(5.64)%	-	-%	(250,908)	100.00%
Net (loss) income to the Company	$(13,403,737)	(301.31)%	$1,364,497	34.32%	$(14,768,234)	(1,082.32)%

Revenue

Our total revenue increased by $472,331, or 11.88%, to $4,448,521 for the six months ended March 31, 2024 from $3,976,190 for the six months ended March 31, 2023. The increase in total revenue was primarily due to increases in the revenue from software licensing and the revenue from our subsidiary, One Eighty Ltd, and its subsidiaries, which was partly offset by decreased revenue from advertising services.

Our different revenue sources for the six months ended March 31, 2024 and 2023 were as follows:

	For the six months ended March 31,
	2024		2023		Change
	Amount	%	Amount	%	Amount	%
Revenue by service types:
Revenue from advertising services	$1,053,614	23.68%	$2,220,794	55.85%	$(1,167,180)	(52.56)%
Revenue from software licensing	2,079,112	46.74%	1,740,472	43.77%	338,640	19.46%
Revenue from cash rebate, payment solution services, and media booking	279,816	6.29%	14,924	0.38%	264,892	1,774.94%

Revenue from production services	652,745	14.67%	-	-%	652,745	100.00%
Revenue from promotional campaign services	383,234	8.61%	-	-%	383,234	100.00%
Total operating revenue	$4,448,521	100.00%	$3,976,190	100.00%	$472,331	11.88%

Revenue from Advertising Services

Our revenue from advertising services decreased significantly by $1,167,180, or approximately 52.56%, from $2,220,794 for the six months ended March 31, 2023 to $1,053,614 for the six months ended March 31, 2024. The decrease was due to decreases in the number of advertisers for our digital advertising services for the six months ended March 31, 2024 due to shifts in advertising market behavior after the pandemic; however, we had $793,195 advertising design and consultation revenue from our subsidiary, One Eighty Ltd, and its subsidiaries during the six months ended March 31, 2024.

The following table presents the breakdown of our revenue from advertising services for the six months ended March 31, 2024 and 2023:

	For the six months ended March 31,
	2024	2023
Advertisement design and consultation services	$793,195	$543,925
Advertisement display services, net of discount of $18,029 and $136,715, respectively	260,419	1,676,869
Total revenue from digital advertising services, net	$1,053,614	$2,220,794

Revenue from software licensing

On March 24, 2023, our wholly owned subsidiary, Starbox Technologies (“StarboxGB,” FKA: Starbox Rebates Sdn. Bhd), entered into a software licensing agreement with Brandavision Sdn Bhd. (“Brandavision”). We agreed to customize a comprehensive data management system for Brandavision, grant it the access to our vast database, help train the staff of Brandavision with respect to its use, and provide continuous technical support. The contract period is three years, commencing March 24, 2023, and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). Following the successful execution of the Brandavision agreement, StarboxGB engaged in similar agreements with additional clients, achieving various milestones throughout. These endeavors culminated in cumulative revenue of $2,079,112 and $1,740,472 from the software licensing business for the six months ended March 31, 2024 and 2023.

Revenue from Cash Rebates Offered by Retail Merchants, Payment Solution Services, and Media Booking

Our revenue from cash rebate service, payment solution services, and media booking increased by approximately 1,775% from $14,924 ($10,621 cash rebate revenue and $4,303 payment solution revenue) for the six months ended March 31, 2023 to $279,816 ($4,612 cash rebate revenue, $2,763 payment solution revenue, and $272,441 from media booking revenue) for the six months ended March 31, 2024. The cash rebate service revenue decreased primarily due to a decrease in cash rebate commission rate for the six months ended March 31, 2024 as compared to the six months ended March 31, 2023. For the six months ended March 31, 2024, 35 Merchants offered total cash rebates of $18,484 to attract 827 Members to purchase products and services from these Merchants, with a total sales transaction amount of $1,943,737. Total cash rebates of $16,168 paid to Members was approximately 87% of total rebates offered by Merchants; the average cash rebate commission rate earned by the Company was approximately 13%. For the six months ended March 31, 2023, 26 Merchants offered total cash rebates of $11,348 to attract 1,791 Members to purchase products and services from these Merchants, with a sales transaction amount totaling $1,218,647. Total cash rebate of $5,440 to Members was approximately 48% of total rebates offered by Merchants; the average cash rebate commission rate earned by the Company was approximately 52%.

We started to provide payment solution services to Merchants in May 2021. During the six months ended March 31, 2024, we referred 39 merchants (including two new Merchants and 37 existing Merchants) to VE Services for payment processing and earned commission fees of $2,763. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue of $2,763 from payment solution services in the six months ended March 31, 2024 was reported as revenue from a related party. During the six months ended March 31, 2023, we referred 35 merchants (including 21 new Merchants and 14 existing Merchants) to VE Services for payment processing and earned commission fees of $4,304.

Revenue from Production Services and Promotional Campaign Services

Our revenue from advertisement production services was $652,745, and revenue from promotional campaign services was $383,234 for the six months ended March 31, 2024, which resulted from the acquisition of One Eighty Ltd and its subsidiaries on June 26, 2023.

Costs and operating expenses

The following table sets forth the breakdown of our operating costs for the six months ended March 31, 2024 and 2023:

	For the Six Months ended March 31,
	2024		2023
	Amount	%	Amount	%	Amount	%
Cost of revenue	$1,192,345	6.87%	$6,383	0.32%	$1,185,962	18,580%
Salary and employee benefit expenses	654,188	3.77%	318,750	15.96%	335,438	105.24%
Professional and consulting service fees	467,439	2.69%	429,896	21.53%	37,543	8.73%
Marketing and promotional expenses	228,432	1.32%	209,564	10.49%	18,868	9.00%
Content license costs	5,023	0.03%	30,000	1.50%	(24,977)	(83.26)%
Factoring (rebate) fee	197,872	1.14%	-	-%	197,872	100.00%
Depreciation and amortization	2,138,939	12.32%	193,662	9.70%	1,945,277	1,004.47%
Utility and office expenses	86,299	0.50%	251,563	12.60%	(165,264)	(65.69)%
Business travel and entertainment expenses	96,422	0.56%	71,479	3.58%	24,943	34.90%
Research and development	11,796,112	67. 93%	147,345	7.38%	11,648,767	7,905.78%
Others	501,417	2.89%	338,250	16.94%	163,167	48.24%
Total operating costs	$17,364,488	100.00%	$1,996,892	100.0%	$15,367,596	769.58%

Our cost of revenue mainly consisted of labor costs and production costs for our advertisement consultation, design, and production services from our subsidiary, One Eighty Ltd, and its subsidiaries.

Our operating expenses accounted for approximately 390.34% and 50.22% of our total revenue for the six months ended March 31, 2024 and 2023, respectively. Our operating expenses increased significantly by $15,367,596, or approximately 769.58%, from $1,996,892 for the six months ended March 31, 2023 to $17,364,488 in the six months ended March 31, 2024. The increase was primarily due to the following reasons:

(1)	For the six months ended March 31, 2024, the research and development (“R&D”) expenses were $11,796,112, an increase of $11,648,767 compared with $147,345 for the six months ended March 31, 2023. The increase in R&D expenses was attributable to the acquisition of three new subsidiaries who own a series of advanced multi-level marketing software, AIGC”, and Advanced Intelligent system.

(2)	For the six months ended March 31, 2024, the salary expenses were $654,188, an increase of $335,438 compared with $318,750 in the six months ended March 31, 2023, primarily due to an increase in the number of employees from 25 for the six months ended March 31, 2023 to 103 for the six months ended March 31, 2024, following the acquisition of One Eighty Ltd and its subsidiaries.

(3)	Professional and consulting service fees, increased by $37,543 from $429,896 in the six months ended March 31, 2023, to $467,439 in the six months ended March 31, 2024. This increase was attributable to our merger and acquisition activities during the six months ended March 31, 2024, which incurred additional professional fees, necessitating specialized expertise and consultancy services.

(4)	The marketing and promotional expenses primarily included expenses incurred to develop Members, Merchants, and advertisers, and to broaden our brand awareness. Our marketing and promotional expenses increased by $18,868, from $209,564 for the six months ended March 31, 2023 to $228,432 for the six months ended March 31, 2024, as a result of our increased marketing efforts to develop new merchants and advertisers for our services, as well as on-going brand awareness expenses.

(5)	Factoring (rebate) fee increased by $197,872, from nil in the six months ended March 31, 2023 to $197,872 in six months ended March 31, 2024. On March 26, 2024, the Company entered into a debt transfer agreement with a third party, Prime King Investment Limited (“Prime King”). Under this agreement, Prime King will assume all rights, duties, and obligations related to the total debt of $1.4 million (MYR6.7 million) that certain customers owed to the Company, and Prime King will be responsible for paying the Company the outstanding balance after deducting a fixed service fee of 3%.

(6)	Our depreciation and amortization expenses increased significantly by $1,945,277, from $193,662 in the six months ended March 31, 2023 to $2,138,939 in the six months ended March 31, 2024, mainly due to increased amortization of intangible assets, including $1.4 million for trademark, $9.2 million for technology, and $12.9 million for customer relationship arising from the acquisition of One Eighty Ltd in June 2023.

Provision for Income Taxes

Our provision for income taxes was $810,723 and $627,721 in the six months ended March 31, 2024 and 2023, respectively. Our subsidiaries Starbox Holdings Berhad (“Starbox Berhad”), StarboxGB, StarboxTV Sdn. Bhd. (“StarboxSB”), Paybats Sdn. Bhd. (“StarboxPB”), 180 Degrees Brandcom Sdn Bhd (“180 Degrees”), and Media Elements Sdn Bhd (“Media Elements”) are governed by the income tax laws of Malaysia. The increase in provision for income tax in the six months ended March 31, 2024 compared to same period of 2023 is primarily due to the acquisition of new subsidiaries. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 (approximately $37,500) taxable income, 17% for taxable income between MYR150,000 (approximately $37,500) to MYR600,000 (approximately $150,000), with the remaining balance of taxable income being taxed at the 24% rate. For the six months ended March 31, 2024 and 2023, the tax rate for each of the Company’s Malaysia subsidiaries was 24%, as a result the consolidated paid-in capital of the Company exceeded MYR2,500,000.

On June 13, 2023, StarboxGB submitted an application to be recognized as a Malaysia Digital Status company. This application received approval from the Malaysia Digital Economy Corporation Sdn Bhd (MDEC) on February 28, 2024. The approved business activities include (a) artificial intelligence in (i) Starbox AI data analysis & management tools and related services; (ii) Starbox AI calculation engine and related services; (iii) Starbox AI content solution and related services; and (b) creative media technology in Starbox VR solutions and related services. The approval is subject to certain terms and conditions, and StarboxGB is entitled to a 100% tax exemption for the approved business activities mentioned herein for a period of five years.

Our subsidiaries Starbox Global, Starbox International, Irace Technology, and Benefit Pointer are governed by the income tax laws of the British Virgin Islands, wherein the Company is not subject to tax on its income or capital gains. In addition. Our subsidiaries, ProSeeds, Trade Router, and Carnegie Hill, are governed by the income tax laws of Seychelles. The standard corporate tax for companies in Seychelles is levied on companies at the following progressive rates: taxable income up to SCR1 million is subject to a tax rate of 15% (reduced from 25%, effective January 1, 2022); and taxable income above SCR1 million is subject to a tax rate of 25% (reduced from 30%, effective January 1, 2022).

Net Income (loss)

As a result of the foregoing, we reported a net loss of $13,403,737 for the six months ended March 31, 2024, representing an increase in net loss by $14,768,234 from a net income of $1,364,497 for the six months ended March 31, 2023. The increase in the net loss was mainly due to increased operating costs including R&D expenses as mentioned above.

B. Liquidity and Capital Resources

Cash Flows for the Six Months Ended March 31, 2024 Compared to the Six months Ended March 31, 2023

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of March 31, 2024. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of our subsidiaries in Malaysia. Our Malaysian subsidiaries’ ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Malaysia. Our subsidiaries in Malaysia are free to remit divestment proceeds, profits, dividends, or any income arising from our investment in Malaysia, as long as the payment is made in foreign currency, instead of Malaysian Ringgit, and in accordance with the Foreign Exchange Notices issued by the Bank Negara Malaysia (the Central Bank of Malaysia). As of March 31, 2024 and September 30, 2023, none of the net assets of our consolidated subsidiaries in Malaysia were restricted net assets.

As of March 31, 2024, we had $479,493 in cash and cash on hand as compared to $2,524,957 as of September 30, 2023. We also had $1,129,776 and $9,405,155 in accounts receivable as of March 31, 2024 and September 30, 2023, respectively. Our accounts receivable included balances due from advertisers for advertising services rendered, and due from software licensing, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Approximately 99% of the September 30, 2023 accounts receivable balance has been subsequently collected as of the date of this report. Approximately 56% of the accounts receivable balance as of March 31, 2024 has been collected as of the date of this report. The following table summarizes our outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2024	Subsequent collection	% of subsequent collection
Less than 6 months	$987,980	$526,406	53%
From 7 to 9 months	46,929	35,620	76%
From 10 to 12 months	58,766	58,575	99%
Over 1 year	21,105	974	5%
Total gross accounts receivable	1,114,780	621,575	56%
Allowance for doubtful accounts	(2,642)	-	-
Accounts receivable, net	$1,112,138	$621,575	56%

As of March 31, 2024, we had prepaid expenses of approximately $24.1 million, which primarily consisted of prepayments to third-party vendors to help us (i) design, develop, and optimize the AR travel guide app with the key commercial objective to provide personalized instant rebates, voucher distribution, and ad placements for merchants, (ii) to conduct software application design, development, conceptualization, and visualization for our Virtual Reality Rebate Mall project, and upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model, and to support our future business expansion, (iii) to design and develop the Artificial Intelligence Chatbot System and maintenance, (iv) to design and develop a conversation AI Chatbot Integration mobile app and website, (v) create a comprehensive software suite featuring AI-driven advertising, analytics, management tools, market insights analysis, and AR target management, and (iv) develop a AIGC videos to images (AI powered) system. There was no allowance for doubtful accounts recorded for such prepayments, as we consider all of the prepayments fully realizable.

The balance due from a related party was $28,608 as of March 31, 2024, representing the balance arising from ordinary trade in nature with related party companies. The balance due to a related party was $241,922 as of March 31, 2024, representing certain expenses that were paid by related party individuals, such advance was non-interest bearing and due on demand, as well as balance arising from ordinary trade in nature with a related party company.

As of March 31, 2024, our working capital balance amounted to approximately $25.4 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments.

To further grow our advertiser, Member, and Merchant bases and increase our future revenue and cash flows, we plan to selectively launch our cash rebate and digital advertising services in other countries in Southeast Asia during the next three years, starting from markets such as the Philippines, Thailand, and Indonesia. To accomplish such expansion plan, we will need to establish representative offices or appoint local partners, hire new sales, marketing, and support personnel in the countries in which we will launch our services, improve or upgrade our websites and mobile apps to adapt to local languages and cultures, and promote our brands in these countries. In addition to our geographic business expansion, in order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business growth, we also plan to put a significant amount of investment into our IT system and infrastructure. We will outsource the software and application design and development to third-party vendors for market research, feasibility study, AR app and Virtual Reality Mall Data Management system software conceptualization, visualization, system coding, testing, debugging, and AI Chatbot system design and integration. We believe such IT related investment will help us diversify our future business scope, increase our competitive advantage, and benefit our future long-run growth.

We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date of this report. However, we may incur additional capital needs in the long term. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditure. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

The following table sets forth a summary of our cash flows for the six months indicated:

	For the Six Months Ended March 31,
	2024	2023
Net cash used in operating activities	$(2,201,330)	$(12,148,919)
Net cash used in investing activities	(303,369)	(17,877,183)
Net cash provided by financing activities	265,236	11,760,444
Effect of exchange rate change on cash and restricted cash	193,999	1,351,155
Net decrease in cash	(2,045,464)	(16,914,503)
Cash, beginning of period	2,524,957	17,778,895
Cash, end of period	$479,493	$864,392

Operating Activities

Net cash used in operating activities was $2,201,330for the six months ended March 31, 2024, and primarily consisted of the following:

●	a net loss of $13,654,645 for the six months ended March 31, 2024;

●	an increase in R&D expenses that were paid through issuance of shares of $11,674,000;

●	an increase in depreciation and amortization expense of $2,145,213;

●	a decrease in outstanding accounts receivable of $8,258,820. Our accounts receivable included balances due from customers for advertising services, software licensing services, cash rebate and payment solution services rendered, media booking services, as well as advertisement production, and promotional campaign services, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates. The March 31, 2024 accounts receivable balance has been 45% collected as of the date of this report;

●	an increase in prepayment and other current assets of approximately $9,600,915. In order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business expansion, we signed a few agreements with third-party technological and software development vendors to (i) conduct software application design and development of an AR travel guide app with the key commercial objective to provide additional digital ad placements for merchants, and to convert online traffic to offline merchants to improve our data processing capacity for instant rebates, and air-drop voucher for merchants, and (ii) conduct a market research, feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging for our Virtual Reality Rebate Mall project, to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms, (iii) design and develop an Artificial Intelligence Chatbot System and maintenance, (iv) design and develop a conversation AI Chatbot Integration mobile app and website, (v) create a comprehensive software suite featuring AI-driven advertising, analytics, management tools, market insights analysis, and AR target management, and (iv) develop a system to develop AIGC videos to images (AI powered). As of March 31, 2024, we had prepaid approximately $24.1 million to these vendors, and we consider all of the prepayments fully realizable;

●	a decrease in accounts payable of $765,664, mainly resulting from payment of vendors’ outstanding balance; and

●	a decrease in accrued expenses and other current liabilities of $272,022, mainly resulting from payments to settle the September 30, 2023 vendors’ payable balance.

Net cash used in operating activities was $12,148,919 for the six months ended March 31, 2023, and primarily consisted of the following:

●	net income of $1,364,497 for the six months ended March 31, 2023;

●	an increase in outstanding accounts receivable of $2,809,804. Our accounts receivable included balances due from customers for digital advertising services, software licensing services, cash rebate services, and payment solution services rendered, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates;

●	an increase in prepayment and other current assets of approximately $9,621,687. In order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business expansion, we signed a few agreements with third-party technological and software development vendors to (i) conduct software application design and development to our develop AR travel guide app with the key commercial objective to provide additional digital ad placements for merchants, and to convert online traffic to offline merchants to improve our data processing capacity for instant rebates, and air-drop voucher for merchants, and (ii) conduct a market research, feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging for our Virtual Reality Rebate Mall project, to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms, (iii) design and develop an Artificial Intelligence Chatbot System and maintenance, and (iv) design and develop a conversation AI Chatbot Integration mobile app and website. As of March 31, 2023, we had prepaid approximately $14.5 million to these vendors, and we consider all of the prepayments fully realizable;

●	an increase in prepaid income tax of $544,054, because we made income tax prepayment to local tax authorities based on estimated taxable income and such prepayment which will be reconciled and settled upon filing our income tax returns;

●	a decrease in outstanding taxes payable of $1,063,540, mainly resulting from payment to settle the September 30, 2022 income tax payable balance.

Investing Activities

Cash used in investing activities was $303,369 for the six months ended March 31, 2024, which primarily included purchases of property and equipment of $28,535 and long-term deposits of $274,834 during the period.

Cash used in investing activities was $17,877,183 for the six months ended March 31, 2023, which primarily included purchases of property and equipment of $13,183 and purchases of intangible assets of $17,864,000 during the period.

Financing Activities

Cash provided by financing activities was $265,236for the six months ended March 31, 2024, which primarily included borrowings from related parties of $154,473and proceeds from loans of $386,260, partly offset by repayments of borrowing from related parties in an amount of $98,076and a loss from equity financing of $177,421.

Cash provided by financing activities was $11,760,444 for the six months ended March 31, 2023, which consisted of net proceeds from our private placement of $11,766,810, offset by repayments of borrowing from related parties in an amount of $6,366.

Contractual Obligations

Office lease

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $4,200 for the fiscal year ended September 30, 2020, and approximately $3,850 for the period from October 2020 to August 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). In the end of April 2022, the Company terminated the sub-tenancy agreements with Zenapp, and entered into three lease agreements directly with Berjaya Steel Works Sdn Bhd and Woon Chun Yin for a term of one year from May 1, 2022 to April 30, 2023 with the monthly rent of MYR6,288, MYR6,288, and MYR6,800, respectively, (approximately $1,460, $1,460, and $1,580, respectively). There was no penalty for the early termination of the sub-tenancy agreements. In May 2023 and June 2023, the Company renewed each of the office lease agreements for an additional two years, and each with a lease maturity date in April 2025. The monthly rent of the three leases is MYR6,700, MYR6,700, and MYR7,100, respectively (approximately $1,500, $1,500, and $1,590, respectively).

The following tables summarize our contractual obligations as of March 31, 2024:

12 months ending March 31,	Lease payment
2025	$47,443
2026	52,396
2027	20,904
2028	1,503
Total future minimum lease payments	122,246
Less: imputed interest	(2,884)
Total	$119,362

Equipment leases

Effective June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

As of March 31, 2024, the maturities of operating lease liabilities were as follows:

12 months ending March 31,	Lease payment
2024	$1,113
2025	278
Total future minimum lease payments	1,391
Less: imputed interest	(45)
Total	$1,346

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the Jumpstart Our Business Startups Act of 2012. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, the discount rate used to calculate lease liabilities, the amount of worldwide tax provision, realization of deferred tax assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable primarily include service fees generated from providing online and offline advertising services, branding services, payment solution services to retail merchant customers, advertisement production and promotional campaign services.

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2024 and September 30, 2023, The bad debt allowance was $2,642 and $101,947, respectively.

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from advertising services

a) Digital advertising services

The Company’s advertising service revenue is derived principally from advertising contracts with retail merchant customers (the “advertisers”), which allow advertisers to place advertisements on the Company’s websites and mobile apps and third-party social media channels over a particular period of time. The advertising contracts specify the related fees and payment terms and provide evidence of the arrangements. The Company’s digital advertising services are to (i) provide advertisement design and consultation services to help advertisers precisely shape their digital advertising strategies and optimize the design, content, and layout of their advertisements and (ii) the displaying of advertisers’ advertisements of products and services on the Company’s websites and mobile apps and third-party social media channels over a particular period of time and in a variety of forms, such as logos, banners, push notification, and posts by accounts of influencers and bloggers, to help promote advertisers’ products and services and enhance their brand awareness. Advertisers may elect to engage with the Company for only advertisement display services or both advertisement design and consultation services and advertisement display services.

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $4,000 to approximately $85,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $300,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

The Company identifies advertisement design and consultation services and advertisement display services as two separate performance obligations, as each is a service that is capable of being distinct and distinct in the context of advertising contracts. Each of the service commitments in advertisement design and consultation services, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements, are not distinct in the context of advertising contracts, because they are inputs to deliver the combined output of advertisements to be displayed as specified by the customer. Therefore, advertisement design and consultation services are identified as a single performance obligation. The Company allocates revenue to each performance obligation based on its stand-alone selling price, which is specified in the contracts.

The Company’s advertisement design and consultation services are normally rendered within a short period of time, ranging from a few days to a month. As all the benefits enjoyed by the customers can be substantially realized at the time when the design and consultation services are completed, the Company recognizes revenue at the point when designated services are rendered and accepted by the customers. The Company does not provide rights of return, credits or discounts, price protection, or other similar privileges to customers for such services and accordingly no variable consideration included in such services.

The majority of the Company’s advertising contracts are for the provision of advertisement display on the Company’s websites and mobile apps and social media channels for a fixed period of time (ranging from a few weeks to a few months) without a guaranteed minimum impression level. In instances where certain discounts are provided to customers for advertisement displays, such discounts are reported as deduction of revenue. Revenue from advertisement services is recognized over the period the advertisement is displayed. Advances from customers are deferred first and then recognized as revenue upon the completion of the contract. There are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

b) Brand-building-related consulting services

The Company’s advertising service revenue is derived principally from its advertising- and brand-building-related consulting service agreements with customers, pursuant to which the Company provides creative ideas, strategies, proposals, and solutions to customers for advertising and brand positioning, helping them create appropriate advertising languages or images, identifying appropriate communication media channels, incorporating advertising and brand promotion strategies into their marketing plans, and recommending and coordinating the customers with relevant media channels for advertisement display or broadcasting. The Company’s advertising and brand-building-related consulting service agreements with customers are fixed-price agreements, and the service fees depend on the job scope and complexity of each project. It normally takes a few months to one year to complete a project, including market research, advertisement idea conceptualization, brand positioning proposals, and final delivery of customer-accepted proposals and solutions.

Each of the service promises in an advertising- and brand-building-related consulting service agreement is not distinct in the context because they are the inputs to deliver the combined output. Therefore, these performance obligations are identified as a combined single performance obligation. Once a customer accepts the final deliverables, which marks the completion of an agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation over the service period. Revenue from such services is recognized over the period. Advances or deposits from customers are deferred first and then recognized as revenue until the completion of the service.

The Company is acting as a principal in these transactions and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has discretion in establishing prices, and is responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk.

Revenue from cash rebate, payment solution services, and media booking

a) Cash rebate services

The Company also utilizes its websites and mobile apps to connect retail merchants and retail shoppers and facilitate retail shoppers to purchase consumer products or services from retail merchants online or offline under the cash rebate programs offered by retail merchants. The cash rebate offered by retail merchants range from 0.3% to 99.99% based on the sales price of the products or services, among which approximately 48% to 90% are awarded to retail shoppers, and the Company is entitled to receive and retain the remaining approximately 52% to 10% as cash rebate revenue for facilitating online and offline sales transactions. There is a single performance obligation in the contract, as the performance obligation is to facilitate the sales transactions between the retail shoppers and the retail merchants.

The Company merely acts as an agent in this type of transactions. The Company does not have control of the goods or services under the sales transactions between the retail merchants and retail shoppers, has no discretion in establishing prices, and does not have the ability to direct the use of the goods or services to obtain substantially all the benefits. The Company recognizes cash rebate revenue at the point when retail merchants and retail shoppers are connected and the sales transactions are facilitated and completed. Revenue is reported net of service taxes.

b) Payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services, a Malaysian Internet payment gateway company and a related-party entity controlled by one of the shareholders of the Company. The Company entered into an appointment letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.35% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied.

c) Media booking

The Company also sells media companies’ advertising spaces to merchant customers on behalf of media companies. Media channel booking includes press media booking, TV commercial airtime booking, broadcasting or radio media booking, billboard media booking, and digital media booking. The Company signs agency agreements with media companies to sell their advertising spaces to merchant customers who have advertising needs. The Company’s performance obligations include referring merchant customers to media companies and getting paid by media companies referral fees or commissions at pre-determined rates negotiated with the media companies, which are rates based on advertising amounts purchased or spent by merchant customers. Revenue is recognized at the point when merchant customers posted their advertisements on the media channels. The Company is acting as an agent in these transactions, as it does not have discretion in establishing prices, and is not responsible for fulfilling the promise and providing customers the specified services and deliverables.

Revenue from software licensing

In 2023, the Company started its software licensing business, in which the Company develops software, such as the data management system, licenses the use right of the software to customers for certain periods of time for licensing incomes, and provides related technology support and system maintenance services on a monthly basis. A software licensing contract with a customer includes promises to transfer software products and provide technical support and system maintenance services, which are generally capable of being distinct performance obligations. Software licensing is considered a distinct performance obligation and accounted for separately from the technical support and system maintenance services. Revenue from distinct software licensing is recognized at the point in time when the software is delivered to the customers. Revenue from technical support, system maintenance, and upgrade is recognized over the period in which the service is provided. The standalone sales prices (“SSPs”) for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Revenue from photograph, commercial video and audio recording, and production services (“production services”)

The Company signs fixed-price agreements with customers who already have their own concept or ideas for the commercial photo, video, and audio, but need professionals and talents to help turn their unique vision, voice, and expression into displayable and captivating advertisements in photograph, video, or audio format. The Company’s performance obligations include identifying, organizing, and coordinating with professional teams (including qualified photographer, videographer, film directors, actors or models, commercial voiceover talents, stylists, makeup artists, editors, video and audio engineers, and music mixing engineers) to perform such services, shooting location rental, equipment and transportation vehicle rental, developing the script for the dialog for photographing and video and audio recording, post production editing, and the delivery of final quality products to customers to satisfy their advertising needs. As a result of these combined performance obligations, the Company delivers the final photograph, video, or audio recording outputs to customers when the related services are rendered. These services are not distinct in the context of the service agreements because they are the inputs to deliver the combined output to the customers. The agreement with customers for such photograph, commercial video and audio recording, and production services specifies the service fees, payment terms, work scope, and arrangements. Once customers accept the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligations at the point when the services are rendered and the photograph, video, and audio recording products are delivered to customers. Revenue is recognized at the point when the final products are delivered to customers and are accepted by them.

The Company is acting as a principal and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in select third-party professional teams to complete the advertising production job, and bears the risk for services that are not fully paid for by customers.

Revenue from marketing and promotional campaign services and others

The Company assists merchants in planning, arranging, and executing seasonal on-the-ground sales and promotional campaigns, normally in shopping malls. The Company’s services include providing sales campaign proposals, coordinating with shopping mall owners for location rental, assisting merchant clients with equipment rental, advising the clients on site layout arrangements and decorations, and providing product display strategies. The Company considers these a single performance obligation. It usually takes a few days to a few weeks from the preparation of the marketing and sales campaign event to the execution. The service agreement with a merchant client is a fixed-price agreement, and the Company is entitled to receive the payment when the related services are rendered. Contract price is allocated to one single performance obligation upon rendering the services. Revenue is recognized at the point when the marketing and promotion event is organized and related services are performed.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended March 31, 2024 and 2023. The Company does not believe there was any uncertain tax provision as of March 31, 2024 and September 30, 2023.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the six months ended March 31, 2024 and 2023. As of March 31, 2024, all of the Company’s tax returns of its Malaysian subsidiaries remained open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU 2023-07, the amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company’s management does not believe the adoption of ASU 2023-07 will have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income, and statements of cash flows.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2024 and December 31, 2023.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Our revenue, cash flow, operating results, and other key operating and performance metrics may vary from quarter to quarter, due to the seasonal nature of our advertisers’ budgets and spending on advertising campaigns. For example, advertising spending tends to rise in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfilment of their annual advertising budgets, which may lead to an increase in our revenue and cash flow during such periods. Moreover, advertising inventory in holiday seasons may be more expensive, due to increased demand for advertising inventory. While our historical revenue growth may have, to some extent, masked the impact of seasonality, if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow, and operating results from period to period.